TATE & LYLE

CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

RECEIVED

2007 APR -9 P 1:54

FICE OF INTE...
CORPORATE FI...

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

5 April 2007

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

07022437

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 3 March 2007 to 4 April 2007 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

pp. Anna Hand

Rowan D J Adams
Deputy Company Secretary

PROCESSED
APR 1 2 2007 E
THOMSON
FINANCIAL

Enc.

dw 4/10

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

AMVESCAP PLC

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

1 March 2007

6. Date on which issuer notified

5 March 2007

7. Threshold(s) that is /are crossed or reached

13%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 58,994,801

Number of Voting Rights: 58,994,801

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Natural Resources Limited**

Quarter ending on: 31st March 2007

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	Yes	
(A) Composition of Board	49 (IA)	Yes	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes	
(C) Other provisions as to Board and Committees	49 (IC)	Yes	
(D) Code of Conduct	49 (ID)	Yes	
II. Audit Committee	49 (II)	Yes	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes	
(B) Meeting of Audit Committee	49 (IIB)	Yes	
(C) Powers of Audit Committee	49 (IIC)	Yes	
(D) Role of Audit Committee	49 II (D)	Yes	
(E) Review of Information by Audit Committee	49 (IIE)	Yes	
III. Subsidiary Companies	49 (III)	N. A.	
IV. Disclosures	49 (IV)	Yes	
(A) Basis of related party	49 (IV A)	Yes	

Reliance Natural Resources Limited

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 63,863,540

Number of Voting Rights (Indirect) – 63,863,540

% of Voting Rights (Indirect) – 13.04%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 63,863,540

Total % of Voting Rights – 13.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Allianz Investment Bank 147,818
Bank of Ireland Dublin 712,754
Bank of New York 301,376
Banque Paribas 503,039
BNP Secs Svcs (Frankfurt) 186,224
Bank of New York (Brussels) 42,462
Credit Agricole Indosuez (Luxembourg) 127,423
JP Morgan Chase (Hong Kong) 92,913
JP Morgan Chase 2,782,733
JP Morgan Chase (Frankfurt) 28,749
Vidacos Nominees Ltd 49,505,055
Credit Agricole Indosuez 455,492
EEK Bank Germany 6,316
HSBC Bank plc (London) 962,980
Japan Trustee Savings Bank 1,830
KAS Associates (Australia) 63,517
Kommunalkredit Depotbank AG (Austria) 30,271
Mellon Bank (Pittsburgh) 443,598
Santander Central Hispano Investment 20,697
State Street Trust & Banking Co (London) 6,652,086
Trust & Custody Services JP 4,815
Northern Trust Company (London) 791,392

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

5 March 2007

ENDS

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

ELISABETH AIREY

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ELISABETH AIREY

8. State the nature of the transaction

MARKET PURCHASE

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

9,000 ORDINARY 25p SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

543.86 PENCE PER SHARE

14. Date and place of transaction

7 MARCH 2007, ENGLAND

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

9,000 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

7 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

7 MARCH 2007

END

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

Initial notification of shareholding under Transparency Directive

3. Full name of person(s) subject to the notification obligation

Barclays PLC

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Bank PLC
Barclays Bank Trust Company Limited
Barclays Capital Securities Limited
Barclays Global Investors Canada Limited
Barclays Global Investors Japan Limited
Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Limited
Barclays Life Assurance Co Limited
Barclays Private Bank Limited
Barclays Stockbrokers Limited
Gerrard Limited

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

12 March 2007

6. Date on which issuer notified

15 March 2007

7. Threshold(s) that is /are crossed or reached

N/A

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 27,115,282

Number of Voting Rights: 27,115,282

Resulting situation after the triggering transaction:

Number of Shares (Indirect) – 26,968,796

Number of Voting Rights (Indirect) – 26,968,796

% of Voting Rights (Indirect) – 5.51%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 26,968,796

Total % of Voting Rights – 5.51%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Bank PLC
Barclays Bank Trust Company Limited
Barclays Capital Securities Limited
Barclays Global Investors Canada Limited
Barclays Global Investors Japan Limited
Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Limited
Barclays Life Assurance Co Limited
Barclays Private Bank Limited
Barclays Stockbrokers Limited
Gerrard Limited

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

15 March 2007

ENDS

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

AMVESCAP PLC

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

12 March 2007

6. Date on which issuer notified

15 March 2007

7. Threshold(s) that is /are crossed or reached

14%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 63,863,540

Number of Voting Rights: 63,863,540

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 69,144,199

Number of Voting Rights (Indirect) – 69,144,199

% of Voting Rights (Indirect) – 14.12%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 69,144,199

Total % of Voting Rights – 14.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Bank of Ireland Dublin 772,570
Bank of New York 309,592
Banque Paribas 477,887
BNP Secs Svcs (Frankfurt) 160,228
Bank of New York (Brussels) 46,427
Credit Agricole Indosuez (Luxembourg) 127,423
JP Morgan Chase (Hong Kong) 102,370
JP Morgan Chase 2,724,358
Vidacos Nominees Ltd 54,745,673
HSBC Bank plc (London) 1,036,969
Japan Trustee Savings Bank 2,009
Mellon Bank (Pittsburgh) 479,982
Santander Central Hispano Investment 19,662
State Street Trust & Banking Co (London) 7,275,893
Trust & Custody Services JP 5,287
Northern Trust Company (London) 857,869

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

15 March 2007

ENDS

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

AXA S.A.

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

7 February 2007

6. Date on which issuer notified

8 February 2007 (not previously disseminated due to an administrative error)

7. Threshold(s) that is /are crossed or reached

5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 27,454,726

Number of Voting Rights: 27,454,726

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 2,770,905

Number of Voting Rights (Direct) – 2,770,905

Number of Voting Rights (Indirect) – 24,136,818

% of Voting Rights (Direct) – 0.57%

% of Voting Rights (Indirect) – 4.93%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 26,907,723

Total % of Voting Rights – 5.50%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

AXA UK Investment Co ICVC Global Distribution Fund (Non-Beneficial) 37,488
AXA UK Investment Co ICVC Global Growth Fund (Non-Beneficial) 116,200
Sun Life Pensions Management Limited (Beneficial) 22,575
Sun Life Pensions Management Limited (Beneficial) 25,290
AXA France (Non-Beneficial) 9,325
AXA Colonia Konzern (Beneficial) 343,500
AXA Ireland Pension Fund (Non-Beneficial) 5,400
AXA Rosenberg (Non-Beneficial) 16,545,520
AXA Rosenberg (Beneficial) 510,300
AXA Rosenberg (Beneficial) 409,600
Sun Life Unit Assurance Ltd FTSE All Share Tracker (Beneficial) 86,828
Sun Life Unit Assurance Ltd FTSE All Share Tracker (Beneficial) 412,713
AXA Framlington Trustees for Roman Catholics (Non-Beneficial) 150,000
AXA Framlington London Scottish Pension Fund (Non-Beneficial) 85,000
AXA Framlington St James Place Exempt (Pens) Fund (Non-Beneficial) 150,000
AXA Framlington St James Place Net (Life) Fund (Non-Beneficial) 165,000
AXA Framlington St James Place Offshore Fund (Non-Beneficial) 100,000
AXA Framlington Daimler Chrysler (Non-Beneficial) 117,625
AXA Framlington Framlington Income & Capital (Beneficial) 200,000
AXA Framlington UK Select Ops (Non-Beneficial) 6,000,000
AXA Framlington Managed Balanced (Non-Beneficial) 320,000
Framlington onshore private clients (Non-Beneficial) 318,260
Framlington onshore private clients (Non-Beneficial) 17,000
AXA Winterthur (Beneficial) 760,099

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

19 March 2007

ENDS

Tate & Lyle PLC – 29 March 2007

Trading Update prior to Closed Period

Before entering its closed period for the year ending 31 March 2007 and prior to briefing stockbrokers' analysts, Tate & Lyle issues the following routine trading update. The preliminary announcement of results for the year ending 31 March 2007 will be made on 23 May 2007.

TRADING

Since the update on 23 January 2007 the Group's overall trading performance has been in line with market expectations and has continued to comfortably exceed the corresponding period of the prior year.

As previously indicated, sales and profits of SPLENDA® Sucralose for the year to 31 March 2007 are expected to only modestly exceed the prior year. We are continuing to work with our customers on product innovation and will provide an update on our SPLENDA® Sucralose business at our results presentation on 23 May 2007.

OTHER ITEMS

The renunciation of beet sugar quota by Eastern Sugar (announced on 10 October 2006) has been formally agreed with the EU restructuring fund and Eastern Sugar will be treated as a discontinued business in the financial results for the year ending 31 March 2007. Tate & Lyle's share of net cash proceeds from the restructuring fund of approximately £51 million will be payable in two instalments in the financial year to 31 March 2009. The net exceptional gain on closure is estimated at £15 million and will be reported in the year to 31 March 2007.

Following the decision to cease production of citric acid at the site in Selby, Yorkshire, a fundamental review has been undertaken of the astaxanthin business carried on at the same site. Following this review it has been decided to take an impairment charge on our investment in the astaxanthin business. This charge together with the closure costs for the citric plant are expected to result in an exceptional charge of approximately £35 million in the year to 31 March 2007.

The disposal of Tate & Lyle Canada Ltd (announced on 14 February 2007) ("Redpath") remains subject to regulatory approvals. Our expectation remains that completion will take place early in the next financial year and will result in an exceptional gain of approximately £50 million in the year ending 31 March 2008. Redpath will be treated as a discontinued business in the financial results for the year ending 31 March 2007.

We continue to make progress in exploring the possible full or partial disposal of Food & Industrial Ingredients, Europe (announced on 25 October 2006). A further update is planned within the next few weeks.

A conference call for analysts and investors will be held at 8.30am today. The call will be hosted by John Nicholas, Group Finance Director and Mark Robinson, Director of Investor Relations. Participants are requested to dial in at least 5 minutes before the commencement of the call. Dial in details are:

Participant dial in number:	+44(0) 20 7138 0817
Replay telephone number:	+44(0) 20 7806 1970
Replay passcode:	1400984#

The replay of this call will be available for 7 days until 4 April 2007.

END

CONTACTS

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: 020 7626 6525 or Mobile: 07713 067433

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC

29 March 2007 – Tate & Lyle PLC

Tate & Lyle forms joint venture with Eridania to market and sell sugar products into the Italian market

Tate & Lyle announces today that it has formed a joint venture with Eridania Sadam ("Eridania"), the Italian sugar producer. The joint venture, "Eridania Tate & Lyle", will be exclusively responsible for the marketing and sales of all sugar products from the two parent companies into the Italian market. Tate & Lyle will hold 35% of the joint venture, for which it will invest £2 million (€2.8 million), with Eridania holding the remaining 65%. The net assets of Eridania Tate & Lyle are €5 million. The joint venture will operate commercially with effect from 1 April 2007.

Tate & Lyle has a long history of supplying the Italian market and has significant relationships with major European businesses in Italy. Eridania is a beet sugar manufacturer and is the market leader in the Italian sugar sector. Eridania recently surrendered 50% of their EU sugar quota and Tate & Lyle and Eridania will both supply sugar to the joint venture to satisfy Italian market demand.

Ian Bacon, Chief Executive, Sugars, Europe, Tate & Lyle said, "We are committed to investing in the long term success of our European cane sugar business. This joint venture is an important step in our strategy to develop new markets following the reform of European sugar regime. I look forward to the joint development of both retail and industrial sales in this market."

Massimo Maccaferri, President of Eridania Sadam and Eridania Tate & Lyle said "Eridania Tate & Lyle is a joint venture between two important European sugar producers with different competences, and will give a new boost in terms of competitiveness to the Italian sugar market. Eridania Tate & Lyle will plan a new logistic/distribution network and extend its product portfolio range, adding new value to the sugar category."

ENDS

CONTACTS
Mark Robinson, Director of Investor Relations
Tel: +44(0)20 7626 6525 or Mobile: +44(0)7793 515861

Ferne Hudson, Head of Media and Public Relations
Tel: +44(0)20 7626 6525 or Mobile: +44 (0)7713 067433

About Tate & Lyle: Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on this website www.tateandlyle.com.

SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Barclays Global Investors

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

27 March 2007

6. Date on which issuer notified

28 March 2007

7. Threshold(s) that is /are crossed or reached

5% to 3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 24,466,576

Number of Voting Rights: 24,466,576

Resulting situation after the triggering transaction:

Number of Shares – 17,409,632

Number of Voting Rights (Indirect) – 17,409,632

% of Voting Rights (Indirect) – 3.55%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 17,409,632

Total % of Voting Rights – 3.55%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Global Fund Advisors
Barclays Global Investors Ltd
Barclays Global Investors, N.A.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary

020 7626 6525

29 March 2007

ENDS

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Barclays PLC

4. Full name of the shareholder(s) (if different from 3 above)

Barclays Bank PLC
Barclays Bank Trust Company Limited
Barclays Capital Securities Limited
Barclays Global Investors Canada Limited
Barclays Global Investors Japan Limited
Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Limited
Barclays Life Assurance Co Limited
Barclays Private Bank Limited
Barclays Stockbrokers Limited
Gerrard Limited

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

19 March 2007

6. Date on which issuer notified

21 March 2007

7. Threshold(s) that is /are crossed or reached

5% to 3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 24,472,624

Number of Voting Rights: 24,472,624

Resulting situation after the triggering transaction:

Number of Shares (Indirect) – 18,544,673

Number of Voting Rights (Indirect) – 18,544,673

% of Voting Rights (Indirect) – 3.79%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 18,544,673

Total % of Voting Rights – 3.79%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

Barclays Bank PLC
Barclays Bank Trust Company Limited
Barclays Capital Securities Limited
Barclays Global Investors Canada Limited
Barclays Global Investors Japan Limited
Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Limited
Barclays Life Assurance Co Limited
Barclays Private Bank Limited
Barclays Stockbrokers Limited
Gerrard Limited

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

21 March 2007

ENDS

Director/PDMR Shareholding
27 March 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

TATE & LYLE PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii) BOTH

3. Name of *person discharging managerial responsibilities/director*

STUART STRATHDEE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

AS IN 3 ABOVE

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY 25p SHARES

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

STUART STRATHDEE

8. State the nature of the transaction

MARKET PURCHASE BY THE MANAGER OF THE COMPANY'S CORPORATE EQUITY PLANS

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

30 ORDINARY SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

DE MINIMIS

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

566.5 PENCE PER SHARE

14. Date and place of transaction

26 MARCH 2007, ENGLAND

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

84,566 SHARES

DE MINIMIS PERCENTAGE HOLDING

16. Date issuer informed of transaction

27 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA BOND – 020 7977 6174

Name and signature of duly authorised officer of *issuer* responsible for making notification

ROBERT GIBBER – COMPANY SECRETARY

Date of notification

27 MARCH 2007

END

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation

Silchester International Investors Limited

4. Full name of the shareholder(s) (if different from 3 above)

Silchester International Investors International Value Equity Trust
Silchester International Investors International Value Equity Group Trust
Silchester International Investors Tobacco Free International Value Equity Trust
The Calleva Trust

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

26 March 2007

6. Date on which issuer notified

27 March 2007

7. Threshold(s) that is /are crossed or reached

3%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 14,469,253

Number of Voting Rights: 14,469,253

Resulting situation after the triggering transaction:

Number of Shares (Direct) – 14,924,253

Number of Voting Rights (Direct) – 14,924,253

% of Voting Rights (Direct) – 3.05%

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights – 14,924,253

Total % of Voting Rights – 3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

Silchester International Investors Ltd ("Silchester") acts as investment manager for the clients detailed in Question 4 above (our "Clients"). In acting for our Clients, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, we do not act as our Clients' custodian and therefore shares are not held in our name but in the name of each Client's custodian bank.

Contact name for enquiries:

Robert Gibber
Company Secretary
020 7626 6525

28 March 2007

ENDS

END